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                              July 27, 2020

       Miklos Pal Auer
       President
       Eventiko Inc.
       Xinzhong St. 3, Dongcheng
       Beijing
       China 100026

                                                        Re: Eventiko Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 1, 2020
                                                            File No. 333-239589

       Dear Mr. Auer:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors, page 4

   1. Please include a risk factor to discuss the influence and control your sole officer and director will have in
your company. In this regard, we note that he currently holds all of the outstanding shares
and will continue to hold a substantial percentage of your
                                                        outstanding shares
after the completion of this offering.

       Use of Proceeds, page 10

   2. Please revise to present your use of proceeds section in terms of net proceeds and revise to take into account the
costs associated with this registration statement. In this regard,
 Miklos Pal Auer
FirstName  LastNameMiklos Pal Auer
Eventiko Inc.
Comapany
July       NameEventiko Inc.
     27, 2020
July 27,
Page  2 2020 Page 2
FirstName LastName
         we note your disclosure on page 9 that "[t]he estimated costs of this registration statement is $25,000, which will be paid from the offering proceeds." As a related matter, please
         revise to describe what    Annual cost of being public    will
include. For example, we note
         your disclosure on pages 9 and 19 that "[t]he costs associated with being a publicly traded company in the next 12 months will be approximately $25,000." Please reconcile this inconsistency. Refer to Item 504 of Regulation S-K.
3. We note that your use of proceeds for each of the columns assuming 25%, 50%, and 75%
         of the offering shares are sold do not add up to the total amount reflected in the proceeds.
         Please revise.
Executive Compensation, page 22

4. Please revise your Executive Compensation table to include the 3,000,000 shares of your common stock that were issued to your sole officer and director "in exchange for the provision of his services to the Company." Refer to Item 404 of Regulation S-K.
Certain Relationships and Related Transactions, page 23

5. We note that your President provides the principal place of business to your company at no charge and that he may be reimbursed for actual expenses incurred relating to your business. To the extent the value of the rent or actual expenses is being forgone by your
         President triggers applicable disclosure requirements, please disclose this arrangement in your Certain Relationships and Related Transactions section. Refer to
Item 404(d)(1) of
         Regulation S-K.
Financial Statements, page F-3

6. The company name on your financial statements, Eventko, differs from the company name on your S-1, Eventiko. Please revise or advise, as appropriate. Other Expenses of Issuance and Distribution, page II-1

7. Your disclosure on page II-1 indicates that the costs for this offering total $13,602.90. We also note your disclosure on the cover page that states "[i]f all shares are sold the maximum gross proceeds will total $100,000, and the maximum net proceeds will total approximately $75,000," suggesting that costs for this offering total $25,000. Your disclosure on page 9 also states that "[t]he estimated cost of this registration statement is $25,000... ." Please revise to reconcile this inconsistency.
General

8. Your filing states that you estimate that you require $25,000 for continued operations for the next twelve months (pages 1, 10, 19, and 20), ongoing SEC filing requirements (page
         1), this registration statement (page 9), being a publicly traded company (pages 9 and 19), and for minimum expenses for the next twelve months (page 18). Please revise to clarify whether each of these instances requires a separate $25,000.
 Miklos Pal Auer
Eventiko Inc.
July 27, 2020
Page 3
9. You appear to be a shell company as defined in Rule 405 under the Securities Act of
         1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stephen Kim at (202) 551-3291 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jennifer Lopez-Molina at (202) 551-3792 with any other questions.



FirstName LastNameMiklos Pal Auer                            Sincerely,
Comapany NameEventiko Inc.
                                                             Division of
Corporation Finance
July 27, 2020 Page 3                                         Office of Trade &
Services
FirstName LastName